

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

Via E-mail
Yitzchak Eliezer Socolovsky
President
Safe Dynamics Corp.
26 HaShlosha Street
Bnei Brak 51363, Israel

Re: Safe Dynamics Corp.
Amendment No. 2 to
Registration Statement on Form S-1
Filed February 7, 2012
File No. 333-176798

Dear Mr. Socolovsky:

We have received your response to our letter dated December 22, 2011 and have the following additional comments.

General

1. We note your response to our prior comment 2. As an exhibit to your next amendment please file the executed written agreement that your directors have made to not demand repayment of the loans until you are financially able to repay the amounts due.

2. We note the statement on page 2, "in order to pay the Director loans and hence alleviate the necessity to file for protection under bankruptcy laws if the Company is financially unable to repay the loans to the Directors." We also note your response to our prior comment 3 that "[t]he only threat to bankruptcy is if the Company in the long term will not have the funds to repay the Officers and the Officers will demand the loans." It appears that you are not raising enough proceeds to repay the loans to directors and the directors may still demand repayment leading to bankruptcy. Please add disclosure at an appropriate place about how Israeli bankruptcy law would treat affiliated debt. Does it have the

same priority as equity or a higher priority?

3. We note your response to our prior comment 4 that you will put a cap of the maximum raise to each shareholder of $1,875. Please revise to state this prominently in the prospectus summary. Additionally please revise your subscription agreement to reflect the cap or please advise.

Our Company, page 4

4. We note your response to our prior comment 7. We also note your statement on page 4 that "[i]mmediate payables that must be paid are funded by the Directors." Please revise to state whether there is any agreement binding your directors to pay for your expenses. If your directors have such an obligation please state whether there is a limit to the amount they are obligated to pay and how long they are obligated to continue making payments on your behalf. Additionally please file any such agreement as an exhibit to your next amendment.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: John A, Cacchioli, Esq.